[Standard Pacific Corp. Letterhead]

December 7, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Pamela Long, Assistant Director Sherry Haywood, Staff Attorney

Re:	Standard Pacific Corp. Registration Statement on Form S-4 (File No. 333-162965)

Dear Ms. Long:

On behalf of Standard Pacific Corp. (the “Company”), please find below the Company’s responses to the comments issued in the letter dated December 1, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form S-4 registration statement filed on November 6, 2009 (the “Form S-4”), as amended by Amendment No. 1 to the Form S-4 filed concurrently herewith (“Amendment No. 1”). For your convenience, the Staff’s comments are reproduced before each response.

General

1. We note that you are registering the 10.750% senior notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has filed as correspondence on the EDGAR system a letter (which includes the acknowledgements requested in the Staff’s letter of December 1, 2009) indicating that it is registering the exchange offer in reliance on the Staff’s position in the letters referenced.

Securities and Exchange Commission

December 7, 2009

Terms of the Exchange Offer; Expiration Time, page 30

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that the offer will expire at 5:00 p.m., New York City time, no earlier than the twenty-first business day following commencement. In addition, the Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. We note your reservation of the right to amend the terms of the offer. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has revised page 30 to clarify that in the event of a material change, the Company will extend the offering period if necessary so that at least five business days remain in the offering period following notice of the material change.

Exhibit Index

4. Please revise to include your articles of incorporation and by-laws pursuant to Item 601(b)(3) of Regulation S-K.

The Company has revised the Exhibit Index to include the Company’s amended and restated certificate of incorporation and amended and restated bylaws pursuant to Item 601(b)(3) of Regulation S-K.

Securities and Exchange Commission

December 7, 2009

Exhibit 5-1

5. Please have counsel revise its opinion to eliminate the assumptions in paragraphs (b), (c) and (d) of the opinion.

Amendment No. 1 includes a revised Exhibit 5.1, which has eliminated the assumptions in paragraphs (b), (c) and (d), as requested in the Staff’s letter of December 1, 2009.

Exhibit 21.1

6. We note that Exhibit 21, which is incorporated by reference from Form 10-K, does not include Standard Pacific of Florida GP, Inc., a subsidiary guarantor. Please include an Exhibit 21.1 which includes all of the subsidiary guarantors.

Amendment No. 1 includes a revised Exhibit 21.1, which includes all of the subsidiary guarantors.

* * * * *

Should there be any questions, please contact me at (949) 789-1649.

Very truly yours,

/s/ John P. Babel

John P. Babel

Senior Vice President, General Counsel and Secretary

cc:	Michelle Hodges, Gibson, Dunn & Crutcher LLP